SHAW SUPPORT AGREEMENT

This support agreement (the “Agreement”) dated February 11, 2010 among (a) Canwest Global Communications Corp. (“Canwest Global”), (b) Shaw Communications Inc. (“Shaw”) and (c) each of the other signatories hereto (each, a “Consenting Noteholder” and, collectively, the “Consenting Noteholders”), each being a holder of the 8.0% senior subordinated notes due 2012 issued by Canwest Media Inc. (collectively, the “8% Notes”), regarding the subscription by Shaw for Class A Voting Shares of Canwest Global, as restructured, or a newly incorporated company holding all of the properties and assets of Canwest Global, except for excluded assets and properties agreed to, acting reasonably, by Shaw (such restructured or newly incorporated company is referred to herein as “Restructured Canwest Global”), as more fully described in the Subscription Agreement (as defined below) and the term sheet attached to the Subscription Agreement (the “Term Sheet”, with the terms set forth in the Subscription Agreement and Term Sheet being the “Subscription Terms”).

Capitalized terms not otherwise defined herein shall have the meaning ascribed thereto in the Subscription Agreement or Term Sheet, as the case may be. The Consenting Noteholders, Canwest Global and Shaw are collectively referred to as the “Parties”.

RECITALS

A. WHEREAS Shaw and Canwest Global have executed a subscription agreement on February 11, 2010 (the “Subscription Agreement”) pursuant to which, subject to the terms and conditions thereof, Shaw has agreed to subscribe for, and Canwest Global has agreed to issue, Class A Voting Shares in respect of the Minimum Commitment, and Shaw has agreed to subscribe for, and Canwest Global has agreed to issue, additional Class A Voting Shares in respect of the Additional Commitment (collectively, the “Subscription Transaction”);

B. AND WHEREAS the Consenting Noteholders wish to support the Subscription Transaction subject to the terms and conditions contained herein and in the Support Agreement;

C. AND WHEREAS the Parties have agreed to enter into this Agreement to provide for the support by the Consenting Noteholders of the Subscription Transaction;

NOW THEREFORE this Agreement witnesses that, in consideration of the premises and the covenants and agreement herein contained, the Parties hereto agree as follows:

1.	Effectiveness

This Agreement shall become effective and legally binding, without any further act or formality on behalf of the Parties, immediately upon the issuance of the Approval Order as contemplated by the Subscription Agreement. If the Approval Order has not been received by February 19, 2010, then this Agreement shall become null and void and of no further force or effect as of such date and none of the Parties shall have any liability to perform its obligations under this Agreement.

2.	Acknowledgement

Each of the Parties acknowledges and agrees:

(a)	that the Subscription Terms are set forth in the Subscription Agreement and the Term Sheet;

(b)	that the Subscription Agreement and the Term Sheet shall not be amended (including, without limitation, the waiver of any provisions and extension of any time periods) without the prior written approval of the ad hoc committee of Noteholders (the “Ad Hoc Committee”);

(c)	that the Canwest Global Term Sheet shall not be amended in a manner that materially adversely affects the Subscription Terms (including financial terms) without the prior written consent of Shaw; provided, however, that the Parties further acknowledge and agree that, for such purposes and for so long as the Equity Value (as defined in the Canwest Global Term Sheet) is not amended, any amendment that solely affects matters as between affected creditors (and not Shaw) shall not be an amendment that materially adversely affects the Subscription Terms (including financial terms);

(d)	to the terms and conditions of the Canwest Global Term Sheet;

(e)	the following provisions of the Support Agreement shall not apply to the Recapitalization Transaction:

(i)	the proviso contained in the last eight lines of Section 4(c)(vii); and

(ii)	the provision contained in the last eight lines of Section 5(b)(iv).

3.	The Consenting Noteholders’ Representations and Warranties

Each Consenting Noteholder hereby represents and warrants to Shaw and Canwest Global, severally and not jointly (and acknowledges that Shaw and Canwest Global are relying upon such representations and warranties), that:

(a) As of February 11, 2010, it either (i) was the sole legal and beneficial owner of the principal amount of 8% Notes, as had been disclosed to Goodmans LLP (“Goodmans”) and FTI Consulting Inc. (“FTI”) on a confidential basis, or (ii) had the investment and voting discretion with respect to the principal amount of 8% Notes as had been disclosed to Goodmans and FTI on a confidential basis and has the power and authority to bind the beneficial owner(s) of such 8% Notes to the terms of this Agreement; and each Consenting Noteholder had authorized and instructed Goodmans to advise Canwest Global and Shaw of the aggregate holdings of the 8% Notes of all Consenting Noteholder as of such date (the “Relevant Notes” and, together with the aggregate amount owing in respect of the Relevant Notes, including accrued and unpaid interest and any other amount that such Consenting Noteholder is entitled to claim pursuant to the Relevant Notes under the Plan, its “Debt”);

(b) To the best of its knowledge after due inquiry, there is no proceeding, claim or investigation pending before any court, regulatory body, tribunal, agency, government or legislative body, or threatened against it or any of its properties that, individually or in the aggregate, would reasonably be expected to have a material adverse effect on its ability to execute and deliver this Agreement and to comply with its terms;

(c) Its Debt is not subject to any liens, encumbrances, obligations or other restrictions that could adversely affect the Consenting Noteholder’s ability to perform its obligations under this Agreement;

(d) It is a sophisticated party with sufficient knowledge and experience to properly evaluate the terms and conditions of this Agreement; it has conducted its own analysis and made its own decision to enter into this Agreement and it has obtained such independent advice in this regard as deemed appropriate; and it has not relied on the analysis or the decision of any person other than its own independent advisors (it being recognized that the legal and financial advisors to the Ad Hoc Committee to which certain of the Consenting Noteholders belong as of the date hereof, are not, by virtue of advising the Ad Hoc Committee, advisors to any Noteholders, including such Consenting Noteholder, on an individual basis);

(e) The execution, delivery and performance by the Consenting Noteholder of this Agreement:

(i)	are within its corporate, partnership, limited partnership or similar power, as applicable;

(ii)	have been duly authorized by all necessary corporate, partnership, limited partnership or similar action, as applicable, including all necessary consents of the holders of its equity interests where required; and

(iii)	do not require the consent of, authorization by, approval of or notification to any Governmental Entity, other than the CRTC and the Commissioner of Competition (collectively, the “Regulatory Authorities”); and

(f) This Agreement constitutes a valid and binding obligation of such Consenting Noteholder enforceable in accordance with its terms, except as enforcement may be limited by bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting creditors’ rights generally or by general principles of equity, whether asserted in a proceeding in equity or law.

4.	Shaw’s Representations and Warranties

Shaw hereby represents and warrants to each Consenting Noteholder and Canwest Global (and Shaw acknowledges that each Consenting Noteholder and Canwest Global are relying upon such representations and warranties) that:

(a)	the execution, delivery and performance by Shaw of this Agreement:

(i)	are within its corporate power;

(ii)	have been duly authorized by all necessary corporate action;

(iii)	do not (A) contravene its articles or by-laws, (B) violate any judgment, order, notice, decree, statute, law, ordinance, rule or regulation applicable to it or any of its properties or assets, (C) conflict with or result in the breach of, or constitute a default under, any of its material contractual obligations, or (D) result in the creation or imposition of any lien or encumbrance upon any of the property of Shaw; and

(iv)	do not require the consent of, authorization by, approval of or notification to any Governmental Entity, other than the Regulatory Authorities and the Court.

(b)	this Agreement constitutes a valid and binding obligation of Shaw enforceable in accordance with its terms, except as enforcement may be limited by bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting creditors’ rights generally or by general principles of equity, whether asserted in a proceeding in equity or law;

(c)	to the best of the knowledge after due inquiry of Peter Bissonnette, Steve Wilson and Ken Stein, there is no proceeding, claim or investigation pending before any court, regulatory body, tribunal, agency, government or legislative body, or threatened against it or any of its properties that, individually or in the aggregate, would reasonably be expected to have a material adverse effect on its ability to execute and deliver this Agreement and to comply with its terms; and

(d)	the Subscriber is, and will be at all times prior to the Effective Time, a Canadian (as such term is defined in the Direction).

5.	Canwest Global’s Representations and Warranties

(a)	The execution, delivery and performance by Canwest Global of this Agreement:

(i)	are within its corporate power;

(ii)	have been duly authorized by all necessary corporate action;

(iii)	do not (A) contravene its articles or by-laws, (B) violate any judgment, order, notice, decree, statute, law, ordinance, rule or regulation applicable to it or any of its properties or assets, (C) conflict with or result in the breach of, or constitute a default under, any of its material contractual obligations, or (D) result in the creation or imposition of any lien or encumbrance upon any of the property of Canwest Global; and

(iv)	do not require the consent of, authorization by, approval of or notification to any Governmental Entity, other than the Regulatory Authorities and the Court.

(b)	this Agreement constitutes a valid and binding obligation of Canwest Global enforceable in accordance with its terms, except as enforcement may be limited by bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting creditors’ rights generally or by general principles of equity, whether asserted in a proceeding in equity or law; and

(c)	to the best of the knowledge after due inquiry of Thomas Strike, John Maguire and Richard Leipsic, subject to receipt of the Approval Order, there is no proceeding, claim or investigation pending before any court, regulatory body, tribunal, agency, government or legislative body, or threatened against it or any of its properties that, individually or in the aggregate, would reasonably be expected to have a material adverse effect on its ability to execute and deliver this Agreement and to comply with its terms.

6.	Consenting Noteholders’ Covenants and Consents

(a)	Each Consenting Noteholder consents and agrees to the terms of, and the transactions contemplated by, this Agreement.

(b)	Each Consenting Noteholder agrees not to sell, assign, pledge or hypothecate (except with respect to security generally applying to its investments which does not adversely affect such Consenting Noteholder’s ability to perform its obligations under this Agreement) or otherwise transfer (a “Transfer”), between the date of this Agreement and the date that this Agreement is terminated in accordance with the terms hereof (the “Termination Date”), any Relevant Notes (or any rights in respect thereof, including, but not limited to, the right to vote) held by such Consenting Noteholder as of the date hereof, except to a transferee, who (i) is already a signatory Consenting Noteholder hereunder (an “Existing Signatory”); or (ii) is acceptable to Shaw (such consent not to be unreasonably withheld), who contemporaneously with any such Transfer, agrees to be fully bound as a signatory Consenting Noteholder hereunder in respect of the 8% Notes that are the subject of the Transfer by executing and delivering to each of Canwest Global and Shaw a joinder to this Agreement, the form of which is attached hereto as Schedule A. For greater certainty, where the transferee is not an Existing Signatory, such transferee shall be bound by the terms of this Agreement only in respect of the Relevant Notes that are the subject of the Transfer, and not in respect of any other 8% Notes of the transferee. Each Consenting Noteholder hereby agrees to provide Shaw, Canwest Global and Goodmans with written notice (and a fully executed copy of the joinder to this Agreement) within one (1) Business Day following any Transfer to a transferee that is not an Existing Signatory of any Relevant Notes (or any rights in respect thereof, including the right to vote) held by such Consenting Noteholder as of the date hereof.

(c)	As long as this Agreement has not been terminated in accordance with the terms hereof, each Consenting Noteholder agrees that, until the Termination Date and subject to the terms and conditions of the Support Agreement and the Canwest Global Term Sheet, including all conditions precedent to the Consenting Noteholders commitment to support the Recapitalization Transaction, it shall:

(i)	vote (or cause to be voted) all of its Debt in all votes and in each vote in favour of the approval, consent, ratification and adoption of the Recapitalization Transaction (including the Subscription Transaction) and the Plan (and any actions required in furtherance thereof);

(ii)	to the extent it effects a Transfer of any of its Relevant Notes in accordance with Section 6(b) hereof after 5:00 p.m. (Toronto time) on the record date for the meeting of creditors to be held to consider the Recapitalization Transaction and the Plan and is entitled to vote on the adoption and approval of the Recapitalization Transaction and the Plan, vote all of the Relevant Notes that are the subject of the Transfer on behalf of the transferee in all votes and in each vote in favour of the approval, consent, ratification and adoption of the Recapitalization Transaction (including the Subscription Transaction) and the Plan (and any actions required in furtherance thereof);

(iii)	support the approval of the Plan as promptly as practicable by the Court (but in no case later than any voting deadline);

(iv)	execute any and all documents and perform any and all commercially reasonable acts required by this Agreement to satisfy its obligations hereunder;

(v)	on or prior to the time at which the Recapitalization is completed, make or assist Canwest Global and Shaw to make all necessary notifications to Governmental Entities and use commercially reasonable efforts to obtain or assist Canwest Global and Shaw to obtain any and all required Regulatory Approvals in connection with the Recapitalization Transaction in each case at Canwest Global’s expense; and

(vi)	subject to the proviso in the final paragraph of section 8(a), (i) pursue, support and use commercially reasonable efforts to complete the Recapitalization Transaction and the Plan in good faith, (ii) do all things that are reasonably necessary and appropriate in furtherance of, and to consummate and make effective, the Recapitalization Transaction and the Plan, including, without limitation, using commercially reasonable efforts to satisfy the conditions precedent set forth in this Agreement, the Support Agreement and the Canwest Global Term Sheet, and (iii) not take any action, directly or indirectly, that is materially inconsistent with, or is intended or is likely to interfere with the consummation of, the Recapitalization Transaction and the Plan.

(d)	Upon the request of the Monitor from time to time, each Consenting Noteholder agrees to confirm to the Monitor its aggregate holdings of Relevant Notes on a confidential basis. Each Consenting Noteholder agrees to advise the Monitor as promptly as reasonably practicable if it becomes aware that Consenting Noteholders hold less than two-thirds of the aggregate principal amount of outstanding Notes. The Monitor will be authorised to disclose to Canwest Global and Shaw from time to time the total percentage of outstanding Notes held by the Consenting Noteholders at that time or to advise Canwest Global and Shaw at any time if the Consenting Noteholders hold less than two-thirds of the aggregate principal amount of outstanding Notes.

(e)	Each Consenting Noteholder covenants and agrees that, to the extent eligible to do so, it will elect to be designated a Participating Creditor and receive shares of Restructured Canwest Global as contemplated by Section 3(i) of the Term Sheet; provided, however, that, notwithstanding the foregoing or Section 3(i) of the Term Sheet, a Consenting Noteholder who is a member of the Ad Hoc Committee shall be entitled to elect to receive cash and/or shares of Restructured Canwest Global if and to the extent that Consenting Noteholders, in the aggregate, have elected to receive shares in respect of at least 66 2/3% of the aggregate principal amount of the outstanding 8% Notes.

7.	Shaw’s Covenants and Consents

As long as this Agreement has not been terminated in accordance with the terms hereof, Shaw covenants and agrees, in favour of each of the Consenting Noteholders and Canwest Global, that, until the Termination Date, it shall:

(a)	(i) pursue, support and use commercially reasonable efforts to complete the Recapitalization Transaction and the Plan in good faith, (ii) do all things that are reasonably necessary and appropriate in furtherance of, and to consummate and make effective, the Recapitalization Transaction and the Plan, including, without limitation, using commercially reasonable efforts to satisfy the conditions precedent set forth in this Agreement, the Subscription Agreement, the Term Sheet and the Canwest Global Term Sheet, and (iii) not take any action, directly or indirectly, that is materially inconsistent with, or is intended or is likely to interfere with the consummation of, the Recapitalization Transaction and the Plan.

(b)	on the Closing, and subject to the terms and conditions set out in the Subscription Agreement, subscribe for and purchase the Securities from Restructured Canwest Global; and

(c)	perform its covenants set out in the Subscription Agreement.

8.	CW Investments Co. Shareholders Agreement

(a)	Shaw, Canwest Global and the Consenting Noteholders acknowledge and agree that, subject to the proviso below, it is a condition of each such Party’s obligations to consummate the Subscription Transaction that:

(i)	the CW Investments Agreement shall have been amended and restated or otherwise addressed in a manner agreed to by Shaw, Canwest Global and the Ad Hoc Committee, subject to CRTC approval, if required; or

(ii)	the CW Investments Agreement shall have been disclaimed or resiliated in accordance with the provisions of the CCAA and the Order dated October 24, 2009 relating to the procedure for the determination of claims against Canwest Global and certain of its affiliates (the “Claims Procedure Order”) and, if applicable, the Court shall have issued an order that such agreement be disclaimed or resiliated and such order shall not have been amended, varied or stayed and all appeal periods and any periods for leave to appeal with respect to such order shall have expired without an appeal or application for leave to appeal having been commenced or, in the event of an appeal or application for leave to appeal, a final determination denying leave to appeal or dismissing such appeal and affirming such order shall have been made by the applicable appellate court with no further right of appeal, provided, however, that, such condition (x) as it relates to Shaw, shall be satisfied if, subject to Section 8(d) below, either (i) or (ii) above is satisfied, and (y) as it relates to Canwest Global and the Consenting Noteholders, shall be satisfied if, subject to Section 8(d) below, at each of their election, (i) or (ii) above is satisfied and provided further that, notwithstanding any other provision of this Agreement, the Subscription Agreement or the Term Sheet and subject to Sections 8(b) and 8(d) below, neither the Consenting Noteholders nor Canwest Global shall be obligated to pursue satisfaction of condition 8(a)(ii) above.

(b)	In order to satisfy the condition set out in Section 8(a)(i), Shaw, Canwest Global and the Ad Hoc Committee agree to jointly pursue in good faith an amendment and restatement of the CW Investments Agreement with GS Capital Partners VI Fund, L.P. and its affiliates (collectively, the “Goldman Parties”) as contemplated by Section 8(a)(i), which may include, without limitation, a proposal to (i) vend-in the shares of the partners of CTLP, the partnership interests in CTLP or the assets of CTLP into CW Investments Co. in exchange for the issuance of shares of CW Investments Co. to Restructured Canwest Global or its subsidiaries, or (ii) vend-in of the shares or assets of CW Investments Co. into CTLP, CMI or Canwest Global in exchange for the issuance of shares of CTLP, CMI or Canwest Global, as applicable, to the Goldman Parties (a proposal in respect of such amendment and restatement of the CW Investments Agreement, a “GS Proposal” and any definitive agreement with the Goldman Parties in respect of such amendment and restatement being the “GS Amending Agreement”). Shaw, Canwest Global and the Ad Hoc Committee agree to cooperate with each other in the joint pursuit of the GS Amending Agreement (including, in the case of Shaw, a reasonable opportunity to participate in any negotiations with the Goldman Parties), and each such party shall keep the other parties fully and timely informed concerning the development and progress of any GS Proposal, and each party shall use commercially reasonable efforts to promptly share with the other parties all material information coming into its possession on or after the date hereof regarding any GS Proposal and the process being conducted in respect thereof; provided, however, that subject to the obligations described above to keep Shaw fully and timely informed and to share all material information regarding any GS Proposal, Canwest Global and the Ad Hoc Committee shall be entitled to exclude Shaw from negotiations with the Goldman Parties to the extent Canwest Global and the Ad Hoc Committee determine in good faith that it is necessary to do so in order to achieve a resolution of disputes with the Goldman Parties.

(c)	Subject to Section 8(d) below, if Shaw, Canwest Global and the Ad Hoc Committee determine that it is advisable for Canwest Global to enter into the GS Amending Agreement with the Goldman Parties, each of them shall, immediately prior to or concurrently with the execution and delivery of the definitive agreements relating to the GS Amending Agreement, execute and deliver to each other a side letter pursuant to which each of them confirms that the condition in Section 8(a) (and each related condition in the Canwest Global Term Sheet, Term Sheet and the Subscription Agreement) has been satisfied.

(d)	The decision with respect to whether it is advisable for Canwest Global to enter into any GS Amending Agreement with the Goldman Parties shall be made jointly by mutual agreement of the Parties hereto; provided, however, that, notwithstanding the foregoing or anything else contained herein, Canwest Global and the Ad Hoc Committee may, at any time, notify Shaw that the form of the GS Amending Agreement is acceptable to each of Canwest Global and the Ad Hoc Committee, respectively. If Shaw by notice to Canwest Global and the Ad Hoc Committee given within 2 business days of receiving such notice together with the substantially final form of the proposed GS Amending Agreement, notifies Canwest Global and the Ad Hoc Committee that such GS Amending Agreement is not acceptable to it, Canwest Global may enter into such GS Amending Agreement with the Goldman Parties, provided that immediately prior to entering into such GS Amending Agreement Canwest Global shall immediately terminate this Agreement and the Subscription Agreement pursuant to the provisions of Section 4.5(c)(i) thereof and, upon a termination pursuant to this Section 8(d), such termination shall be deemed to be a Termination Payment Event and Canwest Global shall pay Shaw the Termination Fee and the expense reimbursement under Section 4.6 of the Subscription Agreement.

9.	Restructured Canwest Global Shareholders Agreement

Contemporaneously with the implementation of the Plan, Restructured Canwest Global, Shaw and each of the Consenting Noteholders that is a Participating Creditor (as contemplated by Section 6(e) hereof and Section 3(i) of the Term Sheet) shall enter into a shareholders agreement (the “Shareholders Agreement”) containing provisions for the post-closing governance of Restructured Canwest Global and other arrangements regarding their ownership of shares of Restructured Canwest Global after completion of the Recapitalization Transaction substantially on the terms set out in section 8 of the Term Sheet and with such other terms as are reasonably acceptable to Canwest Global, Shaw and each such Consenting Noteholder. Canwest Global, Shaw and each such Consenting Noteholder shall reasonably cooperate to finalize the definitive form of the Shareholders Agreement as promptly as practicable after the date hereof.

10.	Public Disclosure

(a)	No press release or other public disclosure concerning the transactions contemplated herein shall be made by Shaw or Canwest Global (the “Disclosing Party”) without the prior consent of the Ad Hoc Committee and Canwest Global or Shaw, as the case may be (such consent not to be unreasonably withheld) except as, and only to the extent that, the disclosure is required by Applicable Law or by any stock exchange rules on which the Disclosing Party’s securities or those of any of its affiliates are traded, by any other regulatory authority having jurisdiction over the Disclosing Party, or by any court of competent jurisdiction; provided, however, that the Disclosing Party shall provide the Ad Hoc Committee and Canwest Global or Shaw, as the case may be, with a copy of such disclosure in advance of any release and an opportunity to consult with the Disclosing Party as to the contents and to provide comments thereon; and provided further that each Disclosing Party shall, after providing the Ad Hoc Committee and Canwest Global or Shaw, as the case may be, with copies of the press release or other public disclosure (and all related documents) in advance and an opportunity to consult with the Disclosing Party as to the contents and permitting the Ad Hoc Committee and Canwest Global or Shaw, as the case may be, to provide comments thereon to the Disclosing Party, make prompt disclosure of the material terms of this Agreement.

(b)	Notwithstanding the foregoing, no information with respect to each of the Consenting Noteholder’s specific ownership of Relevant Notes, the principal amount of Relevant Notes held by a Consenting Noteholder or the identity of any individual Consenting Noteholder shall be disclosed by Shaw or Canwest Global, except as may be required by applicable law or by any stock exchange rules on which its securities or those of any of its affiliates are traded, by any other regulatory authority having jurisdiction over Shaw or Canwest Global, or by any court of competent jurisdiction; provided, however, that the aggregate amount of Relevant Notes held by the Ad Hoc Committee and the Consenting Noteholders may be disclosed.

(c)	Each Consenting Noteholder agrees that, except as otherwise specified in this Agreement, in a Noteholder Confidentiality Agreement, prior to making any public announcement or statement or issuing any press release or any other public disclosure with respect to this Agreement, the Subscription Transaction or any negotiations, terms or other facts with respect thereto, it shall, to the extent practicable under the circumstances, provide Shaw and Canwest Global with a copy of such disclosure in advance of any release and an opportunity to consult with the Ad Hoc Committee as to the contents and to provide comments thereon.

11.	Further Assurances

Each Party shall do all such things in its control, take all such actions as are commercially reasonable, deliver to the other Parties such further information and documents and execute and deliver to the other Parties such further instruments and agreements as another Party shall reasonably request to consummate or confirm the transactions provided for in this Agreement, to accomplish the purpose of this Agreement or to assure to the other Party the benefits of this Agreement.

12.	Consenting Noteholder Termination Event

This Agreement may be terminated by the delivery to Canwest Global, Shaw and the Ad Hoc Committee of a written notice by Consenting Noteholders holding no less than a majority of the aggregate principal amount of the Relevant Notes held at such time by the Consenting Noteholders (unless otherwise provided in this Section 12), in the exercise of their sole discretion, upon the occurrence and, if applicable, continuation of any of the following events:

(a)	if the Subscription Transaction shall not have been consummated on or before the Outside Date or such later date as the Parties may determine from time to time; provided, however, that the Consenting Noteholders shall not be entitled to terminate this Agreement if the Subscription Transaction has not occurred on or before the Outside Date, directly or indirectly, as a result of a Consenting Noteholder’s breach of, or non-compliance with, the terms and conditions of this Agreement;

(b)	if the Ad Hoc Committee determines, acting reasonably, that any of the conditions precedent in this Agreement or the Canwest Global Term Sheet that are in its favour cannot reasonably be expected to be satisfied; provided, however, that the right to terminate this Agreement pursuant to this Section 12(b) shall not be available to the Consenting Noteholders where a breach of this Agreement by the Consenting Noteholders has been the cause of, or has resulted in, the event or condition or failure to meet a condition precedent giving rise to a right to terminate this Agreement pursuant to this Section 12(b);

(c)	if the Subscription Agreement is terminated in accordance with its terms; or

(d)	if Canwest Global grants or provides any waiver or consent under the Subscription Agreement or Term Sheet without the prior written consent of the Ad Hoc Committee.

If this Agreement is terminated by the Consenting Noteholders pursuant to this Section 12, this Agreement shall be automatically and simultaneously terminated as to any other Party that is a signatory to this Agreement.

13.	Shaw Termination Event

(a)	This Agreement may be terminated by the delivery to the Consenting Noteholders and Canwest Global of a written notice by Shaw, in the exercise of its sole discretion, upon the occurrence and, if applicable, continuation of any of the following events:

(i)	if Shaw determines, acting reasonably, that any of the conditions precedent in this Agreement, the Subscription Agreement or the Term Sheet that are in its favour, cannot reasonably be expected to be satisfied; provided, however, that the right to terminate this Agreement pursuant to this Section 13(a) shall not be available to Shaw where a breach of any such agreement by Shaw has been the cause of, or has resulted in, the event or condition or failure to meet a condition precedent giving rise to a right to terminate this Agreement pursuant to this Section 13(a);

(ii)	failure by any Consenting Noteholder to comply in all material respects with, or default by any Consenting Noteholder in the performance or observance of, any covenant or agreement set forth herein, which is not cured within five Business Days after the receipt of written notice of such failure or default and which results in Consenting Noteholders holding less than two-thirds of the aggregate principal amount of outstanding Notes; provided that if within 10 Business Days after receipt of such written notice, additional holders of 8% Notes become Consenting Noteholders pursuant to Section 19(d) hereof, and including such additional Consenting Noteholders, Consenting Noteholders hold at least two-thirds of the aggregate principal amount of outstanding Notes, a termination right under this Section 13(a)(ii) shall not arise; or

(iii)	if the Subscription Agreement is terminated in accordance with its terms;

If this Agreement is terminated by Shaw pursuant to this Section 13(a), this Agreement shall be automatically and simultaneously terminated as to any other Party that is a signatory to this Agreement; provided that if such event is also a Termination Payment Event under the Subscription Agreement, Canwest Global shall pay Shaw the Termination Fee and expense reimbursement pursuant to Section 4.6 of the Subscription Agreement.

(b)	This Agreement may be terminated as to a breaching Consenting Noteholder (the “Breaching Noteholder”) only, by the delivery to such Breaching Noteholder of a written notice by Shaw, in the exercise of its sole discretion and provided that Shaw is not in default hereunder, upon the occurrence and continuation of any of the following events:

(i)	failure by the Consenting Noteholder to comply in all material respects with, or default by the Consenting Noteholder in the performance or observance of, any material term, condition, covenant or agreement set forth in this Agreement which is not cured within five Business Days after the receipt of written notice of such failure or default;

(ii)	if any representation, warranty or other statement of the Consenting Noteholder made or deemed to be made in this Agreement shall prove untrue in any material respect as of the date when made.

14.	Canwest Global Termination Event

(a)	This Agreement may be terminated by the delivery to the Consenting Noteholders and Shaw of a written notice by Canwest Global, in the exercise of its sole discretion, upon the occurrence and, if applicable, continuation of any of the following events:

(i)	if Canwest Global determines, acting reasonably, that any of the conditions precedent in this Agreement, the Subscription Agreement or the Term Sheet that are in its favour, cannot reasonably be expected to be satisfied; provided, however, that the right to terminate this Agreement pursuant to this Section 14(a) shall not be available to Canwest Global where a breach of any such agreement by Canwest Global has been the cause of, or has resulted in, the event or condition or failure to meet a condition precedent giving rise to a right to terminate this Agreement pursuant to this Section 14(a);

(ii)	failure by any Consenting Noteholder to comply in all material respects with, or default by any Consenting Noteholder in the performance or observance of, any covenant or agreement set forth herein, which is not cured within five Business Days after the receipt of written notice of such failure or default and which results in Supporting Consenting Noteholders holding less than two-thirds of the aggregate principal amount of outstanding Notes; provided that if within 10 Business Days after receipt of such written notice, additional holders of 8% Notes become Consenting Noteholders pursuant to Section 19(d) hereof, and including such additional Consenting Noteholders, Consenting Noteholders hold at least two-thirds of the aggregate principal amount of outstanding Notes, a termination right under this Section 14(a)(ii) shall not arise; or

(iii)	if the Subscription Agreement is terminated in accordance with its terms.

If this Agreement is terminated by Canwest Global pursuant to this Section 14(a), this Agreement shall be automatically and simultaneously terminated as to any other Party that is a signatory to this Agreement; provided, however, that if such event is also a Termination Payment Event under the Subscription Agreement, Canwest Global shall pay Shaw the Termination Fee and expense reimbursement pursuant to Section 4.6 of the Subscription Agreement.

(b)	This Agreement may be terminated as to a Breaching Noteholder only, by the delivery to such Breaching Noteholder of a written notice by Canwest Global, in the exercise of its sole discretion and provided that Canwest Global is not in default hereunder, upon the occurrence and continuation of any of the following events:

(i)	failure by the Consenting Noteholder to comply in all material respects with, or default by the Consenting Noteholder in the performance or observance of, any material term, condition, covenant or agreement set forth in this Agreement which is not cured within five Business Days after the receipt of written notice of such failure or default; or

(ii)	if any representation, warranty or other statement of the Consenting Noteholder made or deemed to be made in this Agreement shall prove untrue in any material respect as of the date when made.

15.	Mutual Termination

This Agreement, and the obligations of all Parties hereunder, may be terminated by mutual agreement among (a) Canwest Global, (b) Shaw and (c) the Consenting Noteholders holding at least two-thirds in principal amount of the Relevant Notes held at such time by the Consenting Noteholders.

16.	Effect of Termination

(a)	Upon termination of this Agreement under Sections 12, 13(a), 14(a) or 15, this Agreement shall be of no further force and effect and each Party hereto shall be released from its commitments, undertakings, and agreements under or related to this Agreement, except for the obligations under Sections 18 and 19, all of which shall survive the termination, and each Party shall have the rights and remedies that it would have had it not entered into this Agreement, and shall be entitled to take all actions, whether with respect to the Recapitalization Transaction or otherwise, that it would have been entitled to take had it not entered into this Agreement.

(b)	Upon termination of this Agreement by Shaw or Canwest Global under Section 13(b) or 14(b), as applicable, this Agreement shall be of no further force and effect with respect to the Breaching Noteholder, and the Breaching Noteholder shall be released from its commitments, undertakings, and agreements under or related to this Agreement, except for its obligations under Sections 18 and 19, all of which shall survive the termination, and it shall have the rights and remedies that it would have had it not entered into this Agreement, and shall be entitled to take all actions, whether with respect to the Recapitalization Transaction or otherwise, that it would have been entitled to take had it not entered into this Agreement. For greater certainty, any Breaching Noteholder shall not be entitled to receive its pro rata share of the Consenting Noteholder Amount which would otherwise be payable to it as set out in the Term Sheet, and the pro rata share of such Breaching Noteholder shall be allocated pro rata amongst the Consenting Noteholders so that the total amount of the Support Agreement Consideration is paid to all the Consenting Noteholders.

(c)	Upon the occurrence of any termination of this Agreement, any and all consents, tendered prior to such termination by (i) the Consenting Noteholders with respect to termination pursuant to Sections 12, 13(a), 14(a) or 15, or (ii) the Breaching Noteholder(s) with respect to termination pursuant to Section 13(b) or 14(b), shall be deemed, for all purposes, to be null and void from the first instance and shall not be considered or otherwise used in any manner by the Parties in connection with the Recapitalization Transaction and this Agreement or otherwise.

17.	Termination Upon Closing

This Agreement shall terminate automatically without any further required action or notice on the day on which the Plan is implemented (immediately following the Effective Time).

18.	Confidentiality

Shaw agrees, on its own behalf and on behalf of its Representatives, to maintain the confidentiality of the identity and, to the extent known, specific holdings of the Consenting Noteholders; provided, however, that such information may be disclosed: (a) to Shaw’s respective directors, trustees, executives, officers, auditors, and employees and financial and legal advisors or other agents (collectively referred to herein as the “Representatives” and individually as a “Representative”) provided further that each such Representative is informed of, and agrees to abide by, this confidentiality provision; and (b) to Persons in response to, and to the extent required by, (i) any subpoena, or other legal process, including, without limitation, by the Court or applicable rules, regulations or procedures of the Court, (ii) any Governmental Entity, or (iii) Applicable Law. If Shaw or its Representatives receive a subpoena or other legal process as referred to above in connection with this Agreement, the Subscription Agreement or the Plan, Shaw shall provide the relevant Consenting Noteholder with prompt written notice of any such request or requirement, to the extent permissible and practicable under the circumstances, so that the relevant Consenting Noteholder may seek a protective order or other appropriate remedy or waiver of compliance with the provisions of this Agreement. Notwithstanding the provisions in this Section 18 or elsewhere in this Agreement: (x) Shaw may disclose the identity of a Consenting Noteholder in any action to enforce this Agreement against such Consenting Noteholder (and only to the extent necessary to enforce this Agreement against such Consenting Noteholder); and (y) Shaw may disclose, to the extent consented to in writing by a Consenting Noteholder (or by the Consenting Noteholder’s duly authorised advisor), such Consenting Noteholder’s identity and holdings. Subject to the terms of Section 10, nothing in this Agreement shall obligate Shaw or Canwest Global to make any public disclosure of this Agreement or the Subscription Transaction.

19.	Miscellaneous

(a)	Subject to Section 19(c) hereof, notwithstanding anything herein to the contrary, this Agreement applies only to the Debt and to the Consenting Noteholders solely with respect to their legal and beneficial ownership of, or their investment and voting discretion of, their Debt (and not, for greater certainty, any other securities, loans or obligations that may be held, acquired or sold by the Consenting Noteholders; including any 8% Notes acquired after the date of this Agreement which are not Relevant Notes) and, without limiting the generality of the foregoing, shall not apply to:

(i)	any securities, loans or other obligations that may be held, acquired or sold by, or any activities, services or businesses conducted or provided by, any group or business unit within or affiliate of any Consenting Noteholder (A) that has not been involved in and is not acting at the direction of or with knowledge of Canwest Global’s affairs provided by any person involved in the Recapitalization Transaction discussions or (B) is on the other side of an information firewall with respect to the officers, partners and employees of such Consenting Noteholder who have been working on the Recapitalization Transaction and is not acting at the direction of or with knowledge of Canwest Global’s affairs provided by any officers, partners and employees of such Consenting Noteholder who have been working on the Recapitalization; or

(ii)	any securities, loans or other obligations that may be beneficially owned by non-affiliated clients of the Consenting Noteholders.

(b)	Subject to Section 19(a), nothing in this Agreement is intended to preclude any of the Consenting Noteholders from engaging in any securities transactions, subject to the agreements set forth in Section 6 hereof with respect to the Relevant Notes and other Debt.

(c)	This Agreement shall in no way be construed to preclude any Consenting Noteholder from acquiring additional 8% Notes (“Additional Notes”). If a Consenting Noteholder acquires Relevant Notes after the date hereof from another Consenting Noteholder in reliance on clause (i) of Section 6(b), the acquiring Consenting Noteholder shall be bound by the terms of this Agreement in respect of such Relevant Notes. If a Consenting Noteholder acquires Additional Notes after the date that it becomes a party hereto that are not Relevant Notes, any and all rights and claims obtained by such Consenting Noteholder with respect to, on account of or pursuant to such Additional Notes, including accrued and unpaid interest and any other amount that such Consenting Noteholder is entitled to claim pursuant to such Additional Notes under the Plan, shall not be subject to this Agreement, unless agreed to by the Consenting Noteholders.

(d)	At any time, a holder of 8% Notes who is not a Consenting Noteholder may become a party to this Agreement by executing and delivering to each of Canwest Global and Shaw a joinder to this Agreement substantially in the form of Schedule “A”.

(e)	The headings of the Sections of this Agreement have been inserted for convenience of reference only, are not to be considered a part hereof, and shall in no way modify or restrict any of the terms or provisions hereof.

(f)	Unless the context otherwise requires, words importing the singular shall include the plural and vice versa and words importing any gender shall include all genders.

(g)	Unless otherwise specifically indicated, all sums of money referred to in this Agreement are expressed in lawful money of Canada.

(h)	This Agreement constitutes the entire agreement and supersedes all prior agreements and understandings, both oral and written, among the Parties with respect to the subject matter hereof.

(i)	Each of Canwest Global and Shaw acknowledges and agrees that any waiver or consent that the Consenting Noteholders may make on or after the date hereof has been made by the Consenting Noteholders in reliance upon, and in consideration for, the covenants, agreements, representations and warranties of Canwest Global and Shaw hereunder.

(j)	The agreements, representations and obligations of the Consenting Noteholders under this Agreement are, in all respects, several (as to the percentage of the outstanding 8% Notes represented by a Consenting Noteholder’s Relevant Notes) and not joint and several. Each Consenting Noteholder acknowledges and agrees that any waiver or consent that Canwest Global or Shaw may make on or after the date hereof has been made by Canwest Global or Shaw, as the case may be, in reliance upon, and in consideration for, the covenants, agreements, representations and warranties of such Consenting Noteholder hereunder.

(k)	Any person signing this Agreement in a representative capacity (i) represents and warrants that he/she is authorized to sign this Agreement on behalf of the Party he/she represents and that his/her signature upon this Agreement will bind the represented Party to the terms hereof, and (ii) acknowledges that the other Parties hereto have relied upon such representation and warranty.

(l)	For the purposes of the Subscription Agreement, the Term Sheet and this Agreement, any matter requiring the consent or approval of the Ad Hoc Committee shall require (a) the unanimous consent or approval of members of the Ad Hoc Committee, or (b) if the Ad Hoc Committee has not unanimously consented to or approved the particular matter, the consent or approval of Consenting Noteholders then representing at least two-thirds of the aggregate principal amount of Relevant Notes held by all Consenting Noteholders. Canwest Global and Shaw shall rely on written confirmation from the counsel to the Ad Hoc Committee that either (a) the Ad Hoc Committee has consented to or approved the particular matter unanimously, or, in the alternative, (b) the matter, to the knowledge of counsel to the Ad Hoc Committee based on information provided to it by Consenting Noteholders as of the date of such consent or approval, has been consented to or approved by Consenting Noteholders representing at least two-thirds of the aggregate principal amount of Relevant Notes held by all Consenting Noteholders as of the date of such consent or approval, pursuant to this Agreement.

(m)	Solely for the purpose of determining whether the holders of the requisite percentage of the aggregate principal amount of Relevant Notes then outstanding approved or consented to any amendment, waiver or consent to be given under this Agreement or under any documents related thereto, or have directed the taking of any action provided herein or in any of the documents related thereto to be taken upon the direction of the holders of a specified percentage of the aggregate principal amount of Relevant Notes then outstanding, Relevant Notes directly or indirectly owned by any of Canwest Global or Shaw or their respective affiliates shall be deemed not to be outstanding.

(n)	This Agreement may be modified, amended or supplemented as to any matter by an instrument in writing signed by Canwest Global, Shaw and Consenting Noteholders representing at least two-thirds of the aggregate principal amount of Relevant Notes held by all Consenting Noteholders, provided, however, that any Consenting Noteholder that has objected in writing to any material modification, amendment or supplement that becomes effective pursuant to this Section 19(n) without their consent may terminate its obligations under this Agreement upon five Business Days’ written notice to the other Parties to this Agreement.

(o)	Any date, time or period referred to in this Agreement shall be of the essence, except to the extent to which the Parties agree in writing to vary any date, time or period, in which event the varied date, time or period shall be of the essence.

(p)	All notices and other communications which may be or are required to be given pursuant to any provision of this Agreement shall be given or made in writing and shall be deemed to be validly given if served personally or by facsimile transmission, in each case addressed to the particular Party:

If to Canwest Global, at:

Canwest Media Inc.
31st Floor
Canwest Global Place
201 Portage Ave
Winnipeg, Manitoba R3B 3L7

Attention: General Counsel
Facsimile: 204-947-9841

With a required copy by email or fax (which shall not be deemed notice) to:

Osler, Hoskin & Harcourt LLP
Box 50
1 First Canadian Place
Toronto, Ontario M5X 1B8

Attention: Edward Sellers
Email: esellers@osler.com
Facsimile: 416-862-6666

If to Shaw, at:

Shaw Communications Inc.
Suite 900, 630 – 3rd Avenue SW
Calgary, Alberta T2P 4L4

Attention: Chief Financial Officer
Email: steve.wilson@sjrb.ca
Facsimile: 403-750-7469

With a required copy by email or fax (which shall not be deemed notice) to:

Shaw Communications Inc.
Suite 900, 630 – 3rd Avenue SW
Calgary, Alberta T2P 4L4

Attention: Vice President, Law
Email: peter.johnson@sjrb.ca
Facsimile: 403-716-6544

If to the Consenting Noteholders, at the address set forth for each Consenting Noteholder at the address shown for it beside its signature.

With a required copy by email or fax (which shall not be deemed notice) to:

Goodmans LLP
Bay-Adelaide Centre
333 Bay Street, Suite 3400
Toronto, Ontario M5H 2S7

Attention: Robert Chadwick
Email: rchadwick@goodmans.ca
Facsimile: 416-979-1234

or at such other address of which any Party may, from time to time, advise the other Parties by notice in writing given in accordance with the foregoing. The date of receipt of any such notice shall be deemed to be the date of delivery or transmission thereof.

(q)	If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in a mutually acceptable manner in order that the terms of this Agreement remain as originally contemplated to the fullest extent possible.

(r)	This Agreement shall be binding upon and enure to the benefit of the Parties hereto and each of their respective successors, assigns, heirs and personal representatives, provided that no Party may assign, delegate or otherwise transfer any of its rights, interests or obligations under this Agreement without the prior written consent of the other Parties hereto, except that a Consenting Noteholder is permitted to assign, delegate or otherwise transfer any of its rights, interests or obligations under this Agreement as set forth in Section 6(b).

(s)	This Agreement shall be governed by and construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein, without regard to principles of conflicts of law. Each Party submits to the jurisdiction of the courts of the Province of Ontario in any action or proceeding arising out of or relating to this Agreement.

(t)	The Parties waive any right to trial by jury in any proceeding arising out of or relating to this Agreement or any of the transactions contemplated by this Agreement, present or future, and whether sounding in contract, tort or otherwise. Any Party may file a copy of this provision with any court as written evidence of the knowing, voluntary and bargained for agreement between the Parties irrevocably to waive trial by jury, and that any proceeding whatsoever between them relating to this Agreement or any of the transactions contemplated by this Agreement shall instead be tried by a judge or judges sitting without a jury.

(u)	It is understood and agreed by the Parties that money damages would be an insufficient remedy for any breach of this Agreement by any Party and each non-breaching Party shall be entitled, without the requirement of posting a bond or other security, to specific performance and injunctive or other equitable relief as a remedy of any such breach including, without limitation, an order of the Court or other court of competent jurisdiction requiring any Party to comply promptly with any of its obligations hereunder.

(v)	All rights, powers, and remedies provided under this Agreement or otherwise in respect hereof at law or in equity shall be cumulative and not alternative, and the exercise of any right, power, or remedy thereof by any Party shall not preclude the simultaneous or later exercise of any other such right, power, or remedy by such Party.

(w)	Unless expressly stated herein, this Agreement shall be solely for the benefit of the Parties, and no other person or entity shall be a third-party beneficiary hereof.

(x)	This Agreement may be signed in counterparts, each of which, when taken together, shall be deemed an original. Execution of this Agreement is effective if a signature is delivered by facsimile transmission or electronic (e.g., pdf) transmission.

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SCHEDULE A

FORM OF JOINDER

This joinder is made as of the date below (the “Joinder”) by the undersigned (the “Joining Party”) in connection with the support agreement dated February 11, 2009 (the “Support Agreement”) between Canwest Global Communications Corp., Shaw Communications Inc., and the holders of certain of the 8% senior subordinated notes due 2012 (collectively, the “8% Notes”) issued by Canwest Media Inc. (“CMI”). Capitalized terms used herein have the meanings assigned in the Support Agreement unless otherwise defined herein.

RECITALS:

A.	Section 6(b) of the Support Agreement requires that, contemporaneously with a Transfer of 8% Notes by a Consenting Noteholder to a transferee who is not an Existing Signatory, such transferee shall execute and deliver this Joinder.

B.	The Joining Party wishes to be a transferee of 8% Notes to be transferred to it by a Consenting Noteholder and is required to be bound by the terms of the Support Agreement on the terms and subject to the conditions set forth in this Joinder.

NOW, THEREFORE, in consideration of the premises and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Joining Party agrees as follows:

1.	The Joining Party hereby agrees to be fully bound as a Consenting Noteholder in respect of the 8% Notes that are the subject of the Transfer. For greater certainty, the Joining Party agrees to be bound by the terms of the Support Agreement only in respect of the 8% Notes that are the subject of the Transfer and not in respect of any other 8% Notes held, managed or administered by the Joining Party that were not subject of the Transfer.

2.	Except as expressly modified hereby, the Support Agreement shall remain in full force and effect, in accordance with its terms.

3.	This Joinder shall be governed by and construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein, without regard to principles of conflicts of law.

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DATED as of       .

By:
Name:
Title:

\5814565

Shaw Support Agreement